Exhibit 1
Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 15, 2015, the Reporting Persons learned that a stockholder of the Issuer not affiliated with the Reporting Persons had nominated five director nominees to the Board of Directors of the Issuer.

On April 18, 2015 the Reporting Persons had a discussion with the nominating stockholder about the potential reconstitution of the Issuer's Board and about these five director nominees. Based on this discussion, the Reporting Persons have determined to contact these five director nominees to discuss, among other things, their backgrounds and qualifications to serve on the Board of Directors of the Issuer.

On April 21, 2015, the Reporting Persons submitted to the Board of Directors of the Issuer a letter responding to the Issuer's April 14, 2015 letter denying the Reporting Persons' stocklist request and rejecting the Reporting Persons' director nominations. The Reporting Persons' letter is attached hereto as Exhibit 99.9.